REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of MassMutual Select Small Cap Value
Equity Fund:

We have examined managements assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that MassMutual Select Small Cap Value Equity Fund (the Fund)
complied with the requirements of Subsections (b) and (c) of
Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2008. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2008 and with respect to agreement of security purchases and sales, for the period from August 29, 2008 (the date of our last examination) through December 31, 2008.
1.	Confirmation of all securities held in book entry form by
The Depository Trust Company;
2.	Confirmation of all securities that are hypothecated,
pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;
3.	Reconciliation of all such securities to the books and
records of the Fund and the Custodian; and
4.	Agreement of a sample of security purchases and security
sales or maturities since April 30, 2008 from the books and records of the Fund to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, managements assertion that the Fund complied with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2008 and for the period from August 29, 2008 through December 31, 2008 with respect to securities reflected in the investment account of the Fund, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties. DELOITTE & TOUCHE LLP

April 21, 2009
Boston, Massachusetts







April 21, 2009
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of MassMutual Select Small Cap Value Equity Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2008, and from August 29, 2008 (the date of your last examination) through December 31, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2008, and from August 29, 2008 through December 31, 2008, with respect to securities reflected in the investment account of the Fund.



	___________________________________________
	Eric Wietsma, Corporate Vice President and
	President of MassMutual Select Small Cap Value Equity Fund



	___________________________________________
	Nicholas H. Palmerino, Chief Financial Officer and
	Treasurer of MassMutual Select Small Cap Value Equity Fund